Exhibit 4.4

SHARE PURCHASE AGREEMENT

BY AND AMONG

The Holders of Shares and Stock Options of Setec Oy,

Gemplus Nordic Oy, under formation,

AND

Gemplus International S.A.

Concerning the shares and stock options of

SETEC OY

April 22, 2005

INDEX

1	PARTIES	7
1.1	Sellers	7
1.2	Purchaser	8
1.3	Gemplus International S.A.	8
2	PREAMBLE	8
3	DEFINITIONS	8
4	PURCHASE AND SALE	11
4.1	Object of the Transaction	11
5	PURCHASE PRICE	11
5.1	Base Purchase Price	11
5.1.1	Amount of the Base Purchase Price	12
5.1.2	Payment of the Cash Component of the Purchase Price	12
5.1.3	Delivery of Equity Component of the Base Purchase Price	12
5.2	Additional Purchase Price	12
5.2.1	Amount of the Additional Purchase Price	12
5.2.2	Payment of the Additional Purchase Price	15
5.2.3	Escrow Agreement	16
6	TRANSFER OF TITLE	16
6.1	Transfer of Title to Shares and Stock Options	16
6.2	Transfer of Title to the GISA Stock	16
7	PRE-CLOSING COVENANTS	16
7.1	Consents and Approvals	16
7.2	Operation of the Group Companies	17
7.3	No Inconsistent Negotiations	17
8	CLOSING	17
8.1	Closing	17
8.2	Conditions Precedent to Obligation of the Parties to Proceed with Closing	17
8.3	Deliveries by Purchaser and GISA	18
8.4	Deliveries by Sellers	18
9	DUE DILIGENCE	18
10	REPRESENTATIONS AND WARRANTIES OF SELLERS	19
10.1	Power and Authorization	19
10.2	Shares and Shareholding	19
10.3	Organization	19
10.4	Corporate Documents	20
10.5	Accounts; Dividends; No Indebtedness	20
10.6	Bankruptcy, Execution or Reorganization	20
10.7	Title to Properties; Encumbrances	20
10.8	Assets; Working Order and Condition	20
10.9	Material Agreements	21
10.10	Labor Relations; Employment Agreements; Pension and Benefits	21
10.11	Land, Buildings and other Premises	22
10.12	Environmental, Health and Safety Matters	22
10.13	Insurance	22
10.14	Intellectual Property Rights	22
10.15	Litigation and other disputes	22

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10.16	Taxation	22
10.17	Ordinary Course of Business; Absence of Material Adverse Change	23
10.18	Compliance with law; Absence of Violations	23
10.19	Qualifications of Representations and Warranties	23
10.20	No Implied Representations or Warranties	23
10.21	Transactions with Related Parties	23
10.22	No Side Agreements with Company Management	23
10.23	Restrictions and Consents	24
10.24	Compliance with Law	24
10.25	No Authority Approvals	24
10.26	Setec Danmark A/S	24
10.27	No Brokers	24
11	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GISA	24
11.1	Capacity and Organization	24
11.2	Validity of this Agreement	24
11.3	Financing	25
11.4	GISA Stock	25
11.5	Compliance with Law	25
11.6	No Authority Approvals	25
11.7	No Brokers	25
11.8	Proper Disclosure	25
12	INDEMNITY	25
12.1	Indemnification by Sellers	25
12.2	Indemnification by Purchaser and GISA	26
12.3	Limitation of Liability for Sellers, Purchaser and GISA	26
12.4	Third Party Claims	27
13	ADDITIONAL UNDERTAKINGS	28
13.1	Confidentiality	28
13.2	Sellers’ and GISA Representative	28
13.3	Transfer Tax	29
13.4	Expenses	29
13.5	Release from Liability of the Directors of the Company	29
13.6	Company Management Incentive Program	29
13.7	No Side Agreements with Company Management	29
13.8	Restriction on Sale of GISA Stock	29
13.9	Block Sales of GISA Stock by Institutional Sellers	30
13.10	Liability of GISA on the Obligations of the Purchaser	30
14	TERMINATION	30
14.1	Termination	30
14.2	Effect of Termination	30
15	MISCELLANEOUS	31
15.1	Additional Actions and Documents	31
15.2	Notices	31
15.3	Non-Assignment	33
15.4	Headings	33
15.5	No Waiver	33
15.6	Severable Provisions	34
15.7	Reference to Statutory Provisions	34
15.8	Entire Agreement	34
15.9	Amendments	34
15.10	Governing Law	34
15.11	Settlement of Disputes	34

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LIST OF SCHEDULES

Schedule 1.13	Certain Private Persons among Sellers

Schedule 3.2	Accounting Principles

Schedule 3.23	GISA’s Knowledge

Schedule 3.384	Sellers’ Knowledge

Schedule.3.41	Stock Options

Schedule 4.1	Sellers’ Shares and Stock Options

Schedule 5.1.3A	Base Purchase Price

Schedule 5.1.3 B	Sellers Bank Account

Schedule 5.2.1 A.	Order Backlog

Schedule 5.2.1 B	Effective Date Order Backlog

Schedule 5.2.1 C	Material Sales Agreements

Schedule 7.1.A	Application to German Federal Cartel Office

Schedule 7.1.B	Application to Norwegian Competition Authority

Schedule 9 A	Disclosure Materials

Schedule 9 B	Sellers’ Disclosure Letter

Schedule 10.4A	Articles of Association and Trade Register information of the Group Companies

Schedule 10.4B	Share and Shareholder Registers of the Group Companies

Schedule 10.5 A	The Accounts of the Group Companies for the financial periods ending on December 31, 2003 and December 31, 2004

Schedule 10.5 B	List of mortgages, guarantees and financial agreements

Schedule 10.9	Material Agreements

Schedule 10.10A	Key Employment Agreements

Schedule 10.10 B	Pension and Benefit Arrangements

Schedule 10.11	Land, Buildings and other Premises

Schedule 10.14	Intellectual Property Rights

Schedule 10.26	Letter from Poul Kjaerboll

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Schedule 13.7	Agreement between the Institutional Sellers and certain members of the management of the Company

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LIST OF EXHIBITS

Exhibit 5.2.3	Form of Escrow Agreement

Exhibit 13.6	Form of Company Management Incentive Plan

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SHARE PURCHASE AGREEMENT

1	PARTIES

1.1	Sellers

1.1.1	Capman Equity VII A L.P. PO BOX 86, Hambro House, St Julian`s Avenues, St Peter Port GY 13EA, Guernsey Channel Islands; and

1.1.2	Capman Equity VII C L.P. PO BOX 86, Hambro House, St Julian`s Avenues, St Peter Port GY 13EA, Guernsey Channel Islands; and

1.1.3	Capman Equity Sweden KB, Grev Turegatan 30, PO BOX 5745, 11487, Stockholm, Sweden; and

1.1.4	Swedestart Tech KB, P.O.BOX 5745, SE-11487, Stockholm, Sweden; and

1.1.5	Maneq Fund 2004 Ky, Korkeavuorenkatu 32, 00130 Helsinki, Finland; and

1.1.6	Maneq 2004 AB, Grev Turegatan 30, PO BOX 5745, SE-11487, Stockholm; Sweden, and

1.1.7	Oy Knowledge Connection Ab, c/o Timo Tiihonen, Merikatu 29 B 7, 00150 Helsinki, Finland; and

1.1.8	Yewtree Fund Investments, Private Limited, c/o Temasek Holding 60B, Orchard Road, # 06-18 Tower 2, Singapore 238891, Singapore; and

1.1.9	Finnish National Fund for Research and Development (Sitra), Itämerentori 2, 00180 Helsinki, Finland; and

1.1.10	Varma Mutual Pension Insurance Company, Annankatu 18, 00098 VARMA, Finland; and

1.1.11	Sampo Life Insurance Company, Bulevardi 56, 00120 Helsinki, Finland; and

1.1.12	Finnish Industry Investment Ltd, Kalevankatu 9 A, 00100 Helsinki, Finland; and

1.1.13	Private persons with addresses identified in Schedule 1.13, and

The parties mentioned above in Sections 1.1.1 – 1.13 are collectively referred to in this Agreement as “Sellers” or individually as “Seller”.

The parties mentioned above in Sections 1.1.1 – 1.1.12 are collectively referred to in this Agreement as “Institutional Sellers” or individually as “Institutional Seller.

The parties mentioned above in Sections 1.1.1 – 1.1.8 are collectively referred to in this Agreement as “Capman Entities”.

The parties mentioned above in Sections 1.1.13 are collectively referred to in this Agreement as “Private Sellers” or individually as “Private Seller”.

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1.2	Purchaser

Gemplus Nordic Oy, under formation, Finnish limited liability company under the laws of Finland with an initial share capital of 8,000 euro (€8,000), and registered domicile at Helsinki, Finland, address c/o Roschier Holmberg, Attorneys Ltd, Keskuskatu 7A, 00100 Helsinki, Finland (“Purchaser”).

1.3	Gemplus International S.A.

Gemplus International S.A., a corporation organized and existing under the laws of Luxembourg, having its registered domicile at 46A, Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg (“GISA”).

2	PREAMBLE

Sellers own all of the outstanding shares and stock options entitled to be converted into shares in Setec Oy, a corporation organized and existing under the laws of Finland (Y-code 0826277-7), with a fully paid share capital of 6,822,530 euro, having its registered domicile at Vantaa, Finland and engaged in the business of development, manufacturing and sales of products and services relating to payment, identification and security (hereinafter referred to as “Company”). The Company owns the remaining 145 issued shares in the Company.

Purchaser desires to purchase from Sellers, and Sellers desire to sell and transfer the Shares and Stock Options, as defined below, to Purchaser, subject to the terms and conditions set forth hereunder.

In consideration of the foregoing premises and the mutual covenants contained herein, the Parties (as defined below) mutually agree as follows:

3	DEFINITIONS

3.1 “Accounts”	shall mean the audited statutory financial statements of the Group Companies enclosed hereto as Schedule 10.5 for the financial periods ending on December 31, 2003 and December 31, 2004 prepared by the Group Companies in accordance with the Accounting Principles and certified by the external auditors of the Group Companies.

3.2 “Accounting Principles”	shall mean generally accepted local accounting principles, as the case may be, complying with relevant accounting laws, as consistently applied by the Group Companies and enclosed hereto as Schedule 3.2.

3.3 “Additional Purchase Price”	shall mean the additional purchase price defined in Section 5.2.

3.4 “Affiliate”	shall mean any legal entity which, within the meaning of the Finnish Companies Act (734/1978, as amended), belongs to the same group of companies as, respectively, Sellers, the Company or Purchaser.

3.5 “Agreement”	shall mean this Share Purchase Agreement and the Schedules thereto.

3.6 “Base Purchase Price”	shall mean the basic purchase price defined in Section 5.1.

3.7 “Capman Representative”	shall have the meaning set forth in Section 13.2

3.8 “Cash Component of the Base Purchase Agreement”	shall mean the portion of the Basic Purchase Price which shall be paid in cash as set forth in Section 5.1.1(a).

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3.9 “Claim”	shall mean any claim made by Purchaser or GISA against Sellers, or by Sellers against Purchaser and GISA, respectively, in respect of any breach of the Warranties.

3.10 “Closing”	shall occur when the Parties effectuate the deliveries contemplated by Sections 8.3 and 8.4.

3.11 “Closing Date”	shall be the date that is the fifth business day (excluding national holidays recognized in Finland and weekends) following the satisfaction of the conditions set forth in Section 8.2.

3.12 “Company”	shall mean Setec Oy, a corporation organized and existing under the laws of Finland (Y-code 0826277-7), with a fully paid share capital of 6,906,185 euro, having its registered domicile at Vantaa, Finland.

3.13 “Confidential Information”	shall mean any and all information of any kind or nature whatsoever, whether written or oral, including, without limitation financial information, trade secrets, client lists and other proprietary business information regarding the Company, Sellers, Purchaser or GISA or any of the Affiliates, which information is not generally available to the public or to persons unaffiliated with the Company, Sellers, Purchaser or GISA or any of their respective Affiliates, as the case may be.

3.14 “Disclosure Letter”	shall mean the letter (together with any documents attached thereto) attached hereto as Schedule 9 issued to Purchaser and GISA by Sellers on the Effective Date setting out the disclosures to which the Warranties are subject.

3.15 “Due Diligence Review”	shall mean the financial, technical, legal, environmental and tax due diligence review regarding the affairs of the Group Companies conducted by Purchaser and its advisors prior to the Effective Date as described below in Section 9.

3.16 “Effective Date”	shall be April 22, 2005, the date of execution and delivery of this Agreement.

3.17 “Equity Component of Base Purchase Price”	shall mean the portion of the Base Purchase Price which shall be paid by delivering the amount of GISA Stock as consideration to the Sellers as set forth in Section 5.1.1(b).

3.18 “Escrow Agent”	shall mean Nordea Bank Finland Ltd.

3.19 “Escrow Agreement”	shall mean the Escrow Agreement attached hereto as Exhibit 5.2.3.

3.20 “Gemplus Finance SA”	is a Luxembourg company that is the direct subsidiary of GISA.

3.21 “GISA”	shall mean Gemplus International S.A., a corporation organized and existing under the laws of Luxembourg, having its registered domicile at 46A, Avenue JF Kennedy, L-1855 Luxembourg, Luxembourg

3.22 “GISA Stock”	shall mean shares of issued and outstanding common stock of Gemplus International S.A.

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3.23 “GISA’s Knowledge”	shall mean the actual knowledge of the persons listed in Schedule 3.23.

3.24 “Government and Corporate Business”	shall the business segment of the Company marketing and selling passports, ID cards, EID cards, travel or immigration visa stickers, security printing products and associated services.

3.25 “Group Companies”	shall mean Setec Danmark A/S, AB Svenska Pass and the Company and any corporation or other entity of which more than 50% of the outstanding securities or other interests having rights to vote, or otherwise exercise control, are held, directly or indirectly, by the Company.

3.26 “Intellectual Property Rights”	shall mean all trademarks, trade or business or domain names, patents, design rights, trade secrets, know how, rights in computer software, licenses, inventions, copyrights, including any registration and applications of such rights, as listed in Schedule 10.14.

3.27 “Key Employment Agreements”	shall mean those agreements between the Group Companies and certain employees listed in Schedule 10.10B.

3.28 “Loss”	shall mean any deficiency, cost, expense, loss or damage (including reasonable attorneys’ fees and costs but excluding all indirect, consequential losses or damages)

3.29 “Material Agreements”	shall mean the agreements of the Group Companies listed in Schedule 10.9.

3.30 “Material Sales Agreements”	shall mean the legally binding agreements which are listed in Schedule 5.2.1 C

3.31 “Order Backlog”	shall mean the estimations of future revenue, based on information made available at the time of estimation, to be recognized by the Government & Corporate Business of the Group Companies in the years 2006 and 2007 arising from a legally binding agreement forming a basis for subsequent orders, or another arrangement under which there have been at least two orders having been fulfilled by the Group Companies for each class of applicable product.

3.32 “Ordinary Course of Business”	shall mean the day-to-day business of the Group Companies consistent with past practices and in accordance with good and prudent business practice.

3.33 “Party ”	shall mean Sellers, Company, Purchaser and/or GISA, as required by the context, and “Parties” shall be construed accordingly.

3.34 “Pension and Benefit Arrangement”	shall mean the pension and benefit arrangements of the Group Companies as set forth in Schedule 10.10C.

3.35 “Private Persons’ Representative”	shall mean Mr. Pekka Eloholma.

3.36 “Purchase Price”	shall mean the purchase price for the Shares as calculated in accordance with Section 5.

3.37 “Purchaser”	shall mean Gemplus Nordic Oy, under formation, a corporation to be organized and existing under the laws of Finland with an initial share capital of 8,000 euro (€8,000) and registered domicile at Helsinki, Finland.

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3.38 “Seller’s Knowledge”	shall mean the actual knowledge of the persons listed in Schedule 3.38.

3.39 “Seller’s Representative”	shall have the meaning set forth in Section 13.2.

3.40.6 “Shares”	shall mean 40,720 issued and outstanding shares of the Company, each such share with a nominal value of 169 euro.

3.41 “Stock Options”	shall mean 1,840 issued and outstanding personnel stock options subscribed by the personnel of the Group Companies entitling each holder of such stock option to subscribe for one common share of the Company at the subscription price and on the terms set forth in Schedule 3.41.

3.42 “Taxes”	shall mean all income taxes, value added taxes, transfer taxes and any other taxes or social and governmental charges imposed by any tax authority, including all adjustments, penalties, fines and interest, which any of the Group Companies is required to pay, withhold or collect.

3.43 “Third Party Claim”	shall mean any claim by a third party (including tax and other authorities) against any of the Group Companies.

3.44 “Transaction”	shall have the meaning set forth in Section 4.1.

3.45 “Warranties”	shall mean the representations and warranties of Sellers as defined in Section 10, on the one hand, and the representations and warranties of Purchaser and GISA as defined in Section 11, on the other hand.

Other capitalized terms used herein shall have the meaning given to them below.

4	PURCHASE AND SALE

4.1	Object of the Transaction

On the Closing Date and upon the terms and subject to the conditions set forth herein, each of the Sellers shall sell and Purchaser shall purchase the Shares and Stock Options as are set forth opposite the name of such Seller on Schedule 4.1 (hereinafter referred to as the “Transaction”).

5	PURCHASE PRICE

The Purchase Price to be paid to the Sellers for the Shares and Stock Options is composed of the Base Purchase Price and the Additional Purchase Price, if any (the Base Purchase Price and the Additional Purchase Price together “Purchase Price”), as set forth below in this Agreement.

5.1	Base Purchase Price

Purchaser shall pay to each of the Sellers the Base Purchase Price, upon the following terms and conditions:

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5.1.1	Amount of the Base Purchase Price

The Base Purchase Price of the Shares and Stock Options is composed of the Cash Component and the Equity Component, as follows:

a)	the amount of the Cash Component of the Base Purchase price is thirty million euro (€30,000,000); and

b)	the Equity Component of the Base Purchase Price is the cash equivalent in euro of the market value of nineteen million (19,000,000) shares of GISA Stock.

5.1.2	Payment of the Cash Component of the Purchase Price

On the Closing Date, subject to satisfaction of the Closing conditions set forth in Section 8.2, Purchaser shall cause to be paid to a single person or entity designated by Sellers on or before the Closing the Cash Component of the Base Purchase Price as set forth in Schedule 5.1.2A, which shall be paid in immediately available funds by wire transfer to the bank account which the Sellers have identified in Schedule 5.1.2B, and be in full satisfaction of the Cash Component of the Base Purchase Price.

5.1.3	Delivery of Equity Component of the Base Purchase Price

On the Closing Date, subject to satisfaction of the Closing conditions set forth in Section 8.2:

a)	Sellers shall subscribe for and accept all of the GISA Stock representing the Equity Component of the Base Purchase Price;

b)	Sellers instruct the Purchaser to transfer and pay on their behalf the Equity Component in payment for the subscription of the GISA Stock, and

c)	Purchaser shall cause to be delivered to the Sellers their respective share of the Equity Component of the Base Purchase Price as set forth in Schedule 5.1.2 A by causing GISA to transfer the GISA Stock representing the Equity Component of the Base Purchase Price to the joint book entry account which the Sellers will identify to the Purchaser prior to Closing, and which shall be in full satisfaction of the Equity Component of the Base Purchase Price.

5.2	Additional Purchase Price

Purchaser shall pay to each of the Sellers the Additional Purchase Price, upon the following terms and conditions:

5.2.1	Amount of the Additional Purchase Price

a)	The Parties agree that the amount of the Additional Purchase Price may vary from zero euro (€0) to thirty million euro (€30,000,000) depending on the amount of the Order Backlog determined and set forth in Schedule 5.2.1 A. Pursuant to Schedule 5.2.1 A the Parties agree that the amount of the Additional Purchase Price shall be the maximum of thirty million euro (€30,000,000) in case the amount of the Order Backlog is one hundred million euro (€100,000,000) or more (“Full Backlog”). In no event will the Additional Purchase Price exceed thirty million euro (€30,000,000).

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b)	The Parties agree that the amount of the Order Backlog as of the Effective Date is set forth in Schedule 5.2.1 B and exceeds the amount of the Full Backlog (“Effective Date Order Backlog”) which, if it was the Order Backlog as of December 31, 2005, would result in the amount of the Additional Purchase Price being thirty million euro (€30,000,000), subject to Section 5.2.1(c). The Parties agree that except as expressly agreed below in Section 5.2.1(c), the Effective Date Order Backlog is a final agreement between the Parties upon the amount of the Order Backlog. For the avoidance of doubt, the Parties acknowledge that the inclusion of an item on the Effective Date Order Backlog is not determinative of whether a subject agreement is valid or will be valid on December 31, 2005.

c)	The Parties agree that on December 31, 2005, when the final amount of the Order Backlog shall be determined, the only and sole reason to deduct from the amount of the Effective Date Order Backlog is that any of the agreements listed in Schedule 5.2.1 C (“Material Sales Agreements”):

i.	has by December 31, 2005 been terminated in writing or a written notice to terminate the respective Material Sales Agreement has been delivered to the Group Companies by the respective contracting party (“Termination”) or

ii.	an equivalent event as Termination has occurred regarding the Material Sales Agreement which can be objectively expected to finally cause that all of the revenues based on the Effective Date Backlog pursuant to that respective Material Sales Agreement will not be generated to the Group Companies in 2006 or 2007 (“Equivalent Event”). The Parties acknowledge that a circumstance where the Material Sales Agreement of the Group Companies is still valid but the respective contracting party has agreed with a third party upon the same subject matter could as an example cause that all the revenues of the respective Material Sales Agreement would not be generated and would establish the Equivalent Event as well as the case that the respective Material Sales Agreement would not have been valid originally.

The Parties explicitly agree that in case the Termination or the Equivalent Event is due to or caused by reasons attributable to the Purchaser, GISA and / or their Affiliates, or the Transaction contemplated by this Agreement, such Termination or Equivalent Event will not cause deduction of the amount from the Effective Date Order Backlog.

For the avoidance of doubt, the Parties agree that any other circumstance, fact or effect relating to and/or affecting the Material Sales Agreement, its content schedules, schedules of the revenues to be paid on the basis of the Material Sales Agreement will not cause any change to the Effective Date Order Backlog other than those described in Section 5.2.1(c).

d)	In case the Termination or the Equivalent Event shall occur, the Purchaser shall inform the Capman Representative in writing promptly after the Group Company has been informed of such consequence and explain its knowledge of the reasons for the Termination or the Equivalent Event. The amount, by which the Effective Date Order Backlog shall be reduced, shall be the amount by which the respective Termination or Equivalent Event is objectively expected to decrease the amount of the revenues of the respective Material Sales Agreement

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during 2006 and 2007, if any. In case the Parties are not able to agree upon the amount by which the Termination or Equivalent Event will reduce the Effective Date Order Backlog, the amount shall be finally determined in an expedited arbitration proceeding pursuant to Section 15.11 b) below.

The amount of the Order Backlog, which is not based on the Effective Date Order Backlog (“December 2005 Backlog”) shall be determined as follows:

-	i. The December 2005 Backlog shall include the Order Backlog on December 31, 2005 pursuant to same principles, methodologies, practices and techniques as the Effective Date Order Backlog has been defined and established and also fulfilling the requirements set forth in Schedule 5.2.1 A. For the avoidance of doubt, it is acknowledged and agreed that: (a) the Effective Date Order Backlog shall not be included in the December 2005 Backlog; and (b) the entire Order Backlog of the Group Companies’ Government &Corporate Business shall be included whether or not the order or assessment of revenue originated from acts or measures of the Purchaser and / or its Affiliates after the Effective Date; and

-	ii. The December 2005 Backlog shall be based on the Ordinary Course of Business of the Group Companies, and the Purchaser, GISA and their Affiliates agree not to take any action, directly or indirectly, to cause that (a) the amount of the December 2005 Backlog would be lower than it would be pursuant to Ordinary Course of Business; or (b) the orders and assessment of revenues to be included in the December 2005 Backlog would be artificially delayed or postponed with the purpose that those would not be included in the December 2005 Backlog; and

-	iii. Within 10 days prior to the end of the months of June, September, and November in 2005, Purchaser shall deliver to the Capman Representative a written notification (“Order Backlog Note”) in which the amount of the orders and assessment of revenues as of the respective date is identified and which also include the following information: For each Order Backlog Note: if the objective estimation is that the amount of the Order Backlog exceeds one hundred twenty million euro (€120,000,000), then the Order Backlog Note need only state such fact, and identify any Material Sales Agreements that Purchaser believes has been subject to a Termination or Equivalent Event since the last report, and provide a description the basis for Purchaser’s conclusion that such an event has occurred; or if the Purchaser believes that the amount of the Order Backlog is less than one hundred twenty million euro (€120,000,000), then the Order Backlog Note shall include the Purchaser’s estimation of the amount of the Order Backlog as of the applicable date and provide the Capman Entities with access to such information generated by the Company in the Ordinary Course of Business and access to executive management of the Company, as is necessary in order to verify the information contained in the Order Backlog Note.

e)	In order to determine the December 2005 Backlog, the Purchaser shall on December 31, 2005, deliver to the Sellers’ Representative the Order Back

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log Note in which the actual Order Backlog as of December 31, 2005 is identified (“Final Order Backlog Note”); and

f)	The Parties agree that after December 31, 2005, and until the Parties have agreed upon the amount of the Additional Purchase Price, one of the Sellers collectively appointed by the other Sellers and the auditor and legal advisor of such Seller shall have full access to such tenders, offers, agreements and books and records of the Group Companies as are necessary in order to verify that the actual Order Backlog confirms with the information given by Purchaser in the Order Backlog Note(s) and Final Order Backlog Note. The Sellers’ Representatives shall give their comments in writing regarding the amount and content of the Final Order Backlog Note by January 15, 2006; and

g)	In case the Parties are not able to agree upon the amount of the December 2005 Backlog, it shall be finally determined in an expedited arbitration proceeding pursuant to Section 15.11 b) below.

5.2.2	Payment of the Additional Purchase Price

a)	The Purchaser shall pay the amount of the Additional Purchase Price calculated in accordance with the above in full to a single person or entity designated by the Sellers in writing on the Closing on December 31, 2005, or when the parties have agreed on the applicable amount. For the avoidance of doubt, the Parties agree that; (i) in case the Purchaser has not delivered to the Sellers written notice as referred to above in Section 5.2.1 d) of the occurrence of the Termination or the Equivalent Event by December 31, 2005, the Additional Purchase Price shall be based on the Effective Date Order Backlog and the Purchaser shall pay thirty million euro (€30,000,000) to Sellers; or (ii) in case the Parties are not able to agree the amount by which the Effective Date Backlog shall be reduced in accordance with Section 5.2.1(c) and / or the sum of the Additional Purchase Price payable on the basis of the December 2005 Backlog, the Purchaser shall, in any case, pay on December 31, 2005, any undisputed amount of the Additional Purchase Price to the Sellers; and (iii) the Purchaser is not entitled to withhold any sum actually payable as the Additional Purchase Price to the Sellers based on the fulfillment of other obligations of the Sellers pursuant to this Agreement, or based on a claim made by the Purchaser against the Sellers pursuant to Section 12.1 (Indemnification by Sellers) of this Agreement.

b)	The Purchaser shall pay on December 31, 2005 to the Sellers any Amount of the Additional Purchase Price which is based on the Final Order Backlog Note delivered by the Purchaser to the Sellers and required to be paid pursuant to this Agreement.

c)	Any additional amount payable as the Additional Purchase Price and which is not paid on December 31, 2005, if any, shall be paid by the Purchaser to the Sellers immediately after the Parties have agreed upon such amount or in case of a dispute after the arbitrators have given their decision.

d)	All payments described hereunder as due on December 31, 2005, shall be deemed made on that date if made by January 5, 2006. Should any amounts of the Additional Purchase Price be paid after January 5, 2006, the Pur

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chaser shall pay a penalty interest according to the rate calculated pursuant to the Finnish Law on Penalty Interest from January 5, 2006 until the actual payment date of such amount.

5.2.3	Escrow Agreement

In order to facilitate payment of the Additional Purchase Price, GISA, Purchaser, Sellers and Nordea Bank Finland Ltd. (“Escrow Agent”), shall, at the Closing, enter into the escrow agreement attached as Exhibit 5.2.3 (“Escrow Agreement”). According to the Escrow Agreement, on the Closing Date the Purchaser shall deposit the amount of thirty million euro (€30,000,000) (“Escrow Amount”) to an account with the Escrow Agent for the benefit of the Sellers for the payment of the maximum amount of the Additional Purchase Price. The Escrow Agreement shall stipulate, among other things, that; (i) in case the Purchaser has not by January 5, 2006 instructed in writing the Escrow Agent not to release the Escrow Amount to the Sellers, the Escrow Agent shall release and pay the Escrow Amount to the Sellers, and; (ii) in case the Purchaser has instructed the Escrow Agent not to release the Escrow Amount to the Sellers, the Escrow Agent shall release and pay to the Sellers the undisputable amount of the Escrow Amount identified by the Purchaser in the respective instruction; and (iii) the Escrow Amount shall not be used, withheld or attached by the Escrow Agent or the Purchaser or GISA to fulfill any of the other obligations of the Sellers or other claims or demands made by the Purchaser or GISA against the Sellers pursuant to this Agreement.

6	TRANSFER OF TITLE

6.1	Transfer of Title to Shares and Stock Options

On the Closing Date, subject to satisfaction of the Closing conditions set forth in Section 8.2 and to receipt by the Sellers and the Sellers’ Representative of the deliveries contemplated by Section 8.3 including but not limited to the receipt of the Equity Component of the Base Purchase Price to the joint book entry account of the Sellers as referred to in Section 5.1.3 (c), as well as receipt of the Escrow Agreement executed by the Escrow Agent, each of the Sellers shall transfer to Purchaser the full and unrestricted title (free and clear of any encumbrance) to the Shares and Stock Options.

6.2	Transfer of Title to the GISA Stock

On the Closing Date, subject to satisfaction of the Closing conditions set forth in Section 8.2 and to receipt by Purchaser and GISA of the deliveries contemplated by Section 8.4 as well as receipt of the Escrow Agreement executed by the Escrow Agent, GISA shall transfer to each of the Sellers the full and unrestricted title (free and clear of any encumbrance, other than pursuant to applicable securities laws or market regulations) to the GISA Stock representing the Equity Component of the Base Purchase Price.

7	PRE-CLOSING COVENANTS

The Parties hereby covenant and agree with each other as follows:

7.1	Consents and Approvals

Promptly following the execution and delivery of this Agreement: (i) GISA, Purchaser and the Company shall file with the German Federal Cartel Office (Bundeskartellamt) an application (the ”German Competition Filing”), attached hereto as Schedule 7.1A, for approval

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of the Transaction; (ii) GISA and Purchaser shall file with the Norwegian Competition Authority (Konkurransetilsynet) a standardized notification (alminnelig melding) (the ”Norwegian Competition Filing”), attached hereto as Schedule 7.1B, for approval of the Transaction; (iii) the Parties shall cooperate in the prompt filing of additional forms, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to applicable statutes, rules, regulations or orders of any governmental or supragovernmental authority to facilitate approval of the Transaction contemplated by this Agreement with such authorities; and (iv) use their respective good faith efforts to cause the approval of the German Competition Filing and the Norwegian Competition Filing, to cause any applicable waiting periods thereunder to expire and any objections to the Transaction to be withdrawn, in each instance before the Closing.

7.2	Operation of the Group Companies

Until and up through the Closing, the Group Companies shall (i) preserve their business organizations and their present relationships with customers, suppliers, consultants, employees and any other persons having business relations with them and (ii) maintain all of their respective Assets in customary repair and condition.

Except as contemplated by this Agreement or as reasonably required to carry out their obligations hereunder, the Group Companies shall, through the Closing Date, conduct their respective businesses only in the Ordinary Course of Business.

7.3	No Inconsistent Negotiations

Until and up through the Closing, none of the Sellers shall, nor shall any of them permit or authorize any director, officer, employee or other agent of the Group Companies, to (i) take any action to solicit, initiate or encourage the submission of an offer to purchase the Company or (ii) participate in any negotiations regarding, or furnish to any other person, entity or group any non-public information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate, or encourage, any effort or attempt by any other person, entity or group to do or seek any of the foregoing.

8	CLOSING

8.1	Closing

The Closing shall take place on the Closing Date starting at 10.00 at the offices of Castrén & Snellman, Attorneys Ltd., Erottajankatu 5 A, 00130 Helsinki.

The Closing Date shall be the date that is the fifth business day following the satisfaction of the condition set forth in Section 8.2, or such other date as is agreed among the Parties.

8.2	Conditions Precedent to Obligation of the Parties to Proceed with Closing

The obligation of the Sellers, the Purchaser and GISA to proceed to Closing hereunder shall be subject to the conditions precedent that the Parties have received (unless waived by the relevant authority, person or entity):

a)	written approval, from the German Federal Cartel Office, of the German Competition Filing to approve the Transaction materially as contemplated by this Agreement;

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b)	expiration of the applicable waiting period (constituting permission to proceed to Closing) or, if a complete notification (fullstendig melding) is required, written approval by the Norwegian Competition Authority, of the Norwegian Competition Filing to approve the Transaction materially as contemplated by this Agreement;

c)	written confirmation from each of the Parties addressed to the other Party(ies) that the Warranties in this Agreement or in any document furnished by a Party pursuant to this Agreement remain true, accurate, and correct as of the Closing Date;

d)	there are no legal or administrative proceedings involving an assertion that the Transaction or consummation thereof is unlawful; and

e)	the Escrow Agreement, executed by a duly authorized representative of the Escrow Agent.

8.3	Deliveries by Purchaser and GISA

At the Closing, Purchaser and GISA shall pay or deliver, or cause to be paid, delivered or executed and delivered (as the case may be) the following:

a)	the Cash Component of the Base Purchase Price and the Equity Component of the Base Purchase Price, to the Sellers;

b)	the Escrow Agreement contemplated by Section 5.2.3, executed by a duly authorized representative of Purchaser and GISA, to the Sellers’ Representative;

c)	the Escrow Amount to the Escrow Agent; and

d)	such other documents as the Sellers’ Representative may reasonably request to effectuate the Transaction contemplated by this Agreement.

8.4	Deliveries by Sellers

At the Closing, Sellers shall deliver or execute and deliver (as the case may be) the following:

a)	the Shares and Stock Options, to Purchaser;

b)	The Escrow Agreement contemplated by Section 5.2.3, executed by the Sellers’ Representative, to Purchaser and to GISA; and

c)	such other documents as Purchaser or GISA may reasonably request to effectuate the Transaction contemplated by this Agreement.

9	DUE DILIGENCE

Prior to the Effective Date, Purchaser and GISA have conducted financial, technical, legal, environmental and tax due diligence review regarding the affairs of the Group Companies. In addition, Purchaser and GISA’s professional legal, financial, environmental and technical advisers have received certain information and documentation on the Company requested by Purchaser or GISA’s professional advisers in connection with the Due Diligence Review. The materials made available in the Due Diligence Review are identified in Schedule 9 A (the “Disclosure Materials”).

The liability of Sellers under, and the rights and remedies of Purchaser and GISA in respect of, the Warranties shall not in general be affected by Purchaser and GISA having conducted the Due Dili

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gence Review, but only the facts, matters, occurrences or events (i) specifically disclosed by Sellers in the Disclosure Letter attached hereto as Schedule 9 B or (ii) presented to Purchaser and GISA in the Due Diligence Review in a manner and substance that would have allowed a diligent purchaser to understand that such facts, matters, occurrences or events constitute exceptions from the Warranties and make a fair assessment of possible consequences thereof on the Group Companies shall constitute exceptions to the Warranties for which Sellers are not liable.

10	REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers acknowledge that Purchaser and GISA are entering into this Agreement in reliance on the Warranties given herein by Sellers to Purchaser and GISA being true, accurate and correct in all material respects as of the Effective Date and the Closing Date, and, consequently, Sellers hereby represent and warrant to Purchaser and GISA the accuracy and validity of the Warranties, as follows, provided however, that the Warranties are subject to the qualifications and limitations in Section 12 below.

10.1	Power and Authorization

Each Seller represents and warrants that the Seller has full power and authority; (i) to own, hold and sell to Purchaser the Shares and/or Stock Options, and; (ii) to execute and deliver this Agreement and consummate the Transaction. This Agreement is a valid and binding obligation of each of the Sellers, enforceable against them in accordance with its terms, and to the Sellers’ Knowledge its execution and delivery do not; (iii) conflict with, or violate any provision of, any law having applicability to any Group Company; (iv) conflict with, or result in any breach of, or constitute a default under, any agreement to which any Group Company is a party; or (v) result in or require the creation or imposition of or result in the acceleration of any indebtedness, or of any encumbrance upon, or with respect to, any Group Company.

10.2	Shares and Shareholding

The authorized and issued share capital of the Company is 6,906,185 euro, 169 euro par value per share divided into 40,865 shares. There exist no stock options, rights of conversion or other issue of shares or securities that could increase or reduce the number of the shares, except the Stock Options. There is no outstanding obligation for the Company to redeem or otherwise acquire any of its shares.

The issued and outstanding shares of the Company are fully paid-up and all the Shares are sold and transferred to Purchaser free and clear of any mortgages, charges, pledges, liens, encumbrances, restrictions (including, but not limited, to restrictions on the ability to vote the Shares), claims or other security interests of any kind whatsoever. The Company has not issued share certificates.

Each Seller represents and warrants that the Seller has, and will have on the Closing Date, good and marketable title to his Shares and to all of the rights afforded thereby, free and clear of all options, liens, pledges, guarantees and any other Encumbrances.

10.3	Organization

The Group Companies are duly organized and validly existing corporations under the laws of their respective jurisdiction of incorporation, have the legal capacity and full authority to own their property and assets and carry on their business as currently conducted and are not, by virtue of this Agreement or consummation of the Transaction or otherwise in breach of their Articles of Association. The Disclosure Letter lists each of the equity and voting interests held by Company in the Group Companies and in any other person or entity outside of the Group Companies. Except as set forth in the Disclosure Letter, Company has no equity investment or other interest in, nor has Company made advances or loans to, any person or entity other than the Group Companies.

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10.4	Corporate Documents

The Articles of Association and Trade Register information of the Group Companies attached hereto as Schedule 10.4A are currently in force. All necessary meetings and other corporate actions of or by the Group Companies, their shareholders and directors have been legally and properly held or taken, and all resolutions passed by the meetings of shareholders and directors have been duly recorded in the minutes of the Group Companies.

The share and shareholder registers of the Group Companies attached hereto as Schedule 10.4B are accurate, up-to-date, true and complete and all transfer and other taxes levied on or in relation to the transfers of Shares of the Group Companies have been duly paid.

10.5	Accounts; Dividends; No Indebtedness

The Accounts attached hereto as Schedule 10.5.A have been prepared in accordance with the Accounting Principles, and are complete and correct in all material respects and truly and correctly reflect the financial condition, the assets and liabilities and results of the operations of the Group Companies as of their respective dates and for the periods given.

As per the Effective Date, there are no unpaid dividends or other payments to shareholders of the Company, and the dividend authorized by the shareholders of the Company on April 20, 2005 for the amount of 1,363,712.80 euro shall be fully paid to the shareholders of the Company prior to the Closing Date.

Schedule 10.5.B lists any mortgages, indentures, notes, guarantees and other agreements for or relating to borrowed money (including, without limitation and capital leases) each exceeding the level of fifty thousand euro (€50,000) to which any of the Group Company is a party or which have been assumed by any of the Group Company or to which any Assets of any of the Group Company are subject. To the Sellers’ Knowledge the Group Companies have performed all the obligations required to be performed by any of them to date and are not in default in any respect under any of the foregoing.

10.6	Bankruptcy, Execution or Reorganization

To the Sellers’ Knowledge, there is no threat of action against any of the Group Companies to commence bankruptcy, execution or reorganization procedures.

10.7	Title to Properties; Encumbrances

The Group Companies are the owners of each of the properties and assets, tangible and intangible, included in the Accounts as being owned by the Group Companies, as well as any properties and assets, tangible and intangible, except to changes due to Ordinary Course of Business, and have title to all of such properties and assets, tangible and intangible, free and clear of any lien or other encumbrance.

10.8	Assets; Working Order and Condition

The Group Companies have valid title to all assets respectively owned by them, including, without limitation, all assets included in the Accounts. To the Sellers’ Knowledge, all material properties and assets of the Group Companies, including, inter alia, machinery and equipment owned or used by the Group Companies, are in adequate repair, condition and working order, taking into account their age and reasonable wear and tear, and have been maintained normally pursuant to industry practices.

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10.9	Material Agreements

a)	Schedule 10.9 lists all agreements; (i) with a purchase or lease commitment in any one year of more than €400,000; and (ii) with a purchase or lease commitment of more than €1,000,000 over the term of the agreement (the agreements referenced in (i) and (ii), the “Material Agreements”) currently in effect. Each such Agreement is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto. To the Sellers’ Knowledge there have been no threatened cancellations thereof and are no outstanding disputes thereunder. To the Sellers’ Knowledge, the Group Companies are not in violation of any Material Agreement.

b)	To Sellers Knowledge, none of the Group Companies is a party to any oral or written (i) joint venture agreement, commercial agency agreement or other agreement involving the sharing of profits, or (ii) other agreement which by its terms does not terminate or is not terminable by a Group Company within one year or upon one year’s (or less) notice. None of the Group Companies are a party to an agreement that reasonably could be interpreted to impose any restriction on any business operations of any of the Group Companies.

c)	No customer of the Group Companies or other person has made a claim based upon a breach of warranty concerning any products or services which has not been settled, and there are no facts within Sellers’ Knowledge that may give rise to such a claim, arising out of a defect in a product or a delay in delivery of a product that would result in a Loss in excess of the provisions made in the Accounts for warranty claims for the period ending December 31, 2004.

10.10	Labor Relations; Employment Agreements; Pension and Benefits

The Group Companies have complied and are in compliance with all laws relating to employment and the workplace.

Except as disclosed in the Disclosure Letter, all the employment agreements of the Group Companies are consistent with customary local practices for comparable employment circumstances and do not provide for exceptional compensation or benefits to the employees or exceptional liabilities to the Group Companies.

The Key Employment Agreements listed in Schedule 10.10A are in full force and effect and, To the Sellers’ Knowledge, none of the Key Employees has given notice to terminate his/her Key Employment Agreement.

The consummation of the Transaction will not cause the Purchaser or any of the Group Companies to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payments to any person or entity.

Beyond the Pension and Benefit Arrangements listed in Schedule 10.10B, and except compulsory pension and benefit arrangements under applicable laws and regulations, none of the Group Companies (i) maintains or ever has maintained any other pension, benefit or other similar arrangement or program for its directors, officers or other employees or (ii) is or ever has been a party to any such arrangements or programs.

To the extent required by applicable law and the Accounting Principles, provisions have been made in the Accounts for the full amount of all present and future liabilities in respect of employment and pension undertakings under the Pension and Benefit Arrangements to be paid to current or former directors, officers or other employees.

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10.11	Land, Buildings and other Premises

All land, buildings and other premises owned, leased, used or occupied by the Group Companies being material to the Group Companies and / or their businesses, as well as any lease, rent and other agreements related to such premises, are specified in Schedule 10.11 attached hereto. Each of the Group Companies is the sole owner of valid title to the land, buildings and other premises owned by each of them, including, without limitation, all buildings, structures, fixtures and improvements thereon and all equipment, machinery and personal property therein, in each case free and clear of any encumbrance. All buildings, structures, fixtures and other improvements on the land are in normal repair, free of defects subject however to ordinary wear and tear, normally fitting for the uses to which they are currently devoted, and conform to applicable laws

10.12	Environmental, Health and Safety Matters

To the Sellers’ Knowledge, the Group Companies have been and continue to be in full compliance with all applicable environmental, health and safety laws and regulations. To the Sellers’ Knowledge, none of the Group Companies has any liability under any applicable environmental, health or safety law. There are no pending or, to the Sellers’ Knowledge, threatened claims, legal or administrative proceedings or enforcement actions against, or investigations of, the Group Companies relating to any environmental, health or safety law or regulation.

10.13	Insurance

The Group Companies have normal and adequate insurance policies of title, asset, fire, hazard, casualty, liability, life, workers’ compensation and other forms of insurance owned or held by the Group Companies. The insurance policies currently in effect in respect of the Group Companies will remain in full force and effect until the Closing Date and nothing has been done or omitted to be done which could make any of them void or unenforceable.

10.14	Intellectual Property Rights

The Group Companies own the entire right, title and interest in and to the Intellectual Property Rights listed in Schedule 10.14 attached hereto. To the Sellers’ Knowledge, there are no pending proceedings or litigation or other adverse claims made in writing with respect to the Intellectual Property Rights. The rights owned or possessed by Group Companies have been sufficient to the conduct of the present business of the Group Companies.

10.15	Litigation and other disputes

There are no suits, or actions, or other legal, administrative, arbitration or alternative dispute resolution proceedings or governmental investigations pending or, to the Sellers’ Knowledge, threatened, against any of the Group Companies, or their respective business or assets nor are there any outstanding or threatened orders, judgments, injunctions, awards or decrees of any governmental body, court or arbitration tribunal against, or brought by, any of the Group Companies or their respective businesses or assets.

10.16	Taxation

The Group Companies have timely and accurately filed with the appropriate tax authorities all required tax returns and reports and paid, when due, all Taxes required to be paid. No Taxes have been levied on any of the Group Companies with respect to events taking place or having taken place on or prior to December 31, 2004 and until the Closing Date with respect to taxes other than those arising out of the Ordinary Course of Business.

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There is no dispute with any tax authority or investigation pending by any tax authority, in relation to the Group Companies and, to the Sellers’ Knowledge, no circumstances exist that may give rise to any such dispute or investigation. Company has furnished to Purchaser true and complete copies of the Group Companies’ tax returns, and any written communications relating to any such tax returns, with respect to which the applicable statute of limitations has not expired.

10.17	Ordinary Course of Business; Absence of Material Adverse Change

Since December 31, 2004 there has not been any; (a) material adverse deviation from the Ordinary Course of Business; (b) material adverse change to the businesses of the Group Companies; or (c) payment of dividends or other distributions to any shareholders of the Company, except as set forth in Section 10.5.

10.18	Compliance with law; Absence of Violations

The Group Companies have carried on their business and operations in all material respects in accordance with the applicable laws and regulations.

None of the Group Companies is in violation of or default under, nor has it breached, any term or provision of its articles of association. To Sellers Knowledge, none of the Group Companies nor any of their officers, directors, or employees have paid, given or received or have offered or promised to pay, give or receive any bribe or other unlawful payment of money or other thing of value, or any other unlawful inducement, to or from any person, business association or governmental official or entity in connection with or in furtherance of the business of any of the Group Companies.

10.19	Qualifications of Representations and Warranties

The Parties expressly agree and understand that no Claim may be asserted that is based on a fact, matter or circumstance which has been disclosed to Purchaser in the Disclosure Letter and Disclosure Materials in the manner set forth in Section 9.

10.20	No Implied Representations or Warranties

Sellers make no representation or warranty whatsoever, express or implied, except for those expressly stated in this Agreement. In particular, Sellers make no representation or warranty with respect to any forecast or projections relating to the Group Companies or their business.

It is specifically agreed that subparagraphs 1 and 3 of Section 19 of the Finnish Sale of Goods Act (355/1987) are not applicable to the Transaction.

10.21	Transactions with Related Parties

Neither any present or former officer, director of stockholder of any Group Company, nor any Affiliate of such officer, director or stockholder, is currently a party to any transaction with any Group Company, including, without limitation, any agreement providing for the employment of, furnishing of services by, rental of assets from or to, or otherwise requiring payments to, any such officer, director, stockholder or Affiliate.

10.22	No Side Agreements with Company Management

Except as set forth in the Disclosure Letter, there are no agreements among any of the Sellers and any member(s) of management of the Group Companies with respect to the management or the operation of the Group Companies.

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10.23	Restrictions and Consents

To the Sellers’ Knowledge, there are no agreements, laws or other restrictions of any kind to which any of the Group Companies is a party or subject that would prevent or restrict the execution, delivery or performance of this Agreement or result in any penalty, forfeiture, agreement termination or restriction on business operations of Purchaser, GISA or any Group Company as a result of the execution, delivery or performance of this Agreement.

10.24	Compliance with Law

To the Sellers’ Knowledge, neither execution nor delivery of this Agreement, the consummation of the Transaction, nor the fulfillment of the terms hereof will result in a breach of any judgment, decree or order of any court or government body, or any applicable law.

10.25	No Authority Approvals

To the Sellers’ Knowledge other than with respect to the German Competition Filing and the Norwegian Competition Filing, there are no necessary authorisations, approvals, clearances and consents required from the relevant national or supranational authorities for the lawful and valid completion of the Transaction.

10.26	Setec Danmark A/S

Schedule 10.26 is a true and correct copy of the letter dated April 1, 2005 and signed by Poul Kjaerboll.

10.27	No Brokers

The Sellers have not used the services of any broker, finder, financial advisor or other person, firm or corporation who would be entitled to receive any brokerage or finder’s or financial advisory fee from Purchaser or the Company in connection with the Transaction contemplated by this Agreement.

11	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GISA

Purchaser and GISA acknowledge that Sellers are entering into this Agreement in reliance on the Warranties given herein by Purchaser and GISA to Sellers as being true, accurate and correct in all material respects as of the Effective Date and the Closing Date, and, consequently, Purchaser and GISA hereby represent and warrant to Sellers the accuracy and validity of the Warranties, as follows, provided however, that the Warranties are subject to the qualifications and limitations in Section 12 below.

11.1	Capacity and Organization

Purchaser and GISA are; (i) duly organized and validly existing under the laws of their respective jurisdictions of incorporation; (ii) have the legal capacity and corporate authority to own their property and carry on their business as currently conducted; and (iii) are neither prohibited nor restrained by their respective articles of association from either entering into this Agreement or from consummating the Transaction.

11.2	Validity of this Agreement

This Agreement has been duly authorized and approved by all the required corporate actions of Purchaser and GISA. This Agreement is a valid and binding obligation of Purchaser and GISA enforceable against each of them in accordance with its terms.

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11.3	Financing

On the Closing Date, the Purchaser shall have sufficient funds available for the payment of the Purchase Price and to satisfy its other obligations hereunder.

11.4	GISA Stock

All acts, decisions, and measures to issue and deliver the GISA Stock as the payment of the Equity Component of the Base Purchase Price to the Sellers have been properly and validly executed and made and are in full force and effect, and there are no matters or circumstances depending on the Purchaser, GISA, their respective Boards of Directors or shareholders which could impede the contemplated delivery of the GISA Stock to the Sellers.

11.5	Compliance with Law

To GISA’s Knowledge, neither execution nor delivery of this Agreement, the consummation of the Transaction, nor the fulfillment of the terms hereof will result in a breach of any judgment, decree or order of any court or government body, or any applicable law.

11.6	No Authority Approvals

To GISA’s Knowledge, other than with respect to the German Competition Filing and the Norwegian Competition Filing, there are no necessary authorisations, approvals, clearances and consents required from the relevant national or supranational authorities for the lawful and valid completion of the Transaction.

11.7	No Brokers

Purchaser has not used the services of any broker, finder, financial advisor or other person, firm or corporation who would be entitled to receive any brokerage or finder’s or financial advisory fee from Sellers or the Company in connection with the Transaction contemplated by this Agreement.

11.8	Proper Disclosure

To GISA’s Knowledge, since October 31, 2004 there is no material financial information that GISA is required to publicly disclose under applicable securities laws and regulations and which GISA has not publicly disclosed.

12	INDEMNITY

12.1	Indemnification by Sellers

In the event of any breach of the Warranties or any other term of this Agreement by Sellers, where such breach is not cured within sixty (60) business days from the date of the written notice sent by the Purchaser or GISA, Sellers shall indemnify and hold harmless Purchaser and GISA for any Loss arising out of such breach, subject to the provisions of this Section 12. The amount of indemnity to which Purchaser is entitled shall, subject to the limitations set out in this Section 12.3, be the full amount of the Loss suffered by Purchaser as a result of any breach by Sellers of the Warranties or any other covenants or undertakings made or to be performed by Sellers under this Agreement.

Each Seller shall be independently and severally but not jointly liable for any liability arising out of or in connection with this Agreement. Sellers are liable to indemnify the Purchaser in the same proportion as they are selling Shares and / or Stock Options to Purchaser.

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The Purchaser may make Claims with respect to all other Warranties set forth in Section 10 only by September 30, 2006, except for the Warranties relating to Taxation (Section 10.16) and Environmental, Health and Safety Matters (Section 10.12) regarding which the Purchaser may make Claims within three (3) years from the Closing Date, and except for the Warranties relating to Power and Authorization (Section 10.1 (i) and (ii)), Shares and Shareholding (Section 10.2) regarding which the Purchaser may make Claims at any time during the statute of limitations period applicable to the subject matter applicable of such Warranties.

12.2	Indemnification by Purchaser and GISA

In the event of any breach of the Warranties or any other term of this Agreement by Purchaser, where such breach is not cured within 30 (thirty) business days, Purchaser and GISA shall indemnify and hold harmless Sellers for any Loss arising out of such breach, subject to the provisions of this Section 12. The amount of indemnity to which Sellers are entitled shall, subject to the limitations set forth in Section 12.3, be the full amount of the Loss suffered by Sellers as a result of any breach by Purchaser or GISA of the Warranties or any other covenants or undertakings made or to be performed by Purchaser or GISA under this Agreement.

Other than with respect to the Warranty relating to Capacity and Organization (Section 11.1) and GISA Stock (Section 11.4), with respect to which the Sellers may make a Claim at any time during the statute of limitations period applicable to the subject matter of such guarantee, the Sellers may make Claims with respect to all Warranties set forth in Section 11 only by September 30, 2006.

12.3	Limitation of Liability for Sellers, Purchaser and GISA

The Parties` respective liability under this Agreement and on the basis of the Warranties is hereby limited as follows:

(a)	A liability, which is contingent, shall not constitute a deficiency, cost or loss, unless and until such contingent liability becomes an actual liability;

(b)	No claim in respect of any individual event or occurrence shall be deemed to give rise to any liability unless and until the individual liability, loss or damage claimed exceeds €60,000, it being understood that this Section 12.3 (b) shall not apply to any Claim made by Purchaser on the basis of the Warranties relating to Power and Authorization (Section 10.1 (i) and (ii)) or Shares and Shareholding (Section 10.2);

(c)	No Party shall be entitled to make a Claim hereunder unless and until the aggregate amount of claims for any liability under clause (b) above exceeds €600,000, whereupon the claimant shall be entitled to indemnification for the full amount (and not just the excess) thereof, except for Claims by the Purchaser against the Sellers on the breach of the Warranty relating to Taxation (Section 10.16) in which case the Purchaser is entitled to make a Claim hereunder unless and until the aggregate amount of claims for any liability exceeds €300,000, whereupon the Purchaser shall be entitled to indemnification for the full amount and further this Section 12.3 (c) shall not apply to any Claim made by Purchaser on the basis of the Warranties relating to Power and Authorization (Section 10.1 (i) and (ii)) or Shares and Shareholding (Section 10.2);

(d)	The aggregate indemnification obligations of Sellers under Section 12.1 hereinabove or Purchaser under Section 12.2 hereinabove shall not exceed in the aggregate twenty percent (20%) of the Purchase Price, except for indemnification for breach of the Warranties by Sellers given in Section 10.1 (i) and (ii) and 10.2 or breach of the Warranties given by Purchaser and GISA in Section 11.4, for which the respective aggregate indemnification shall not exceed 100% of the Purchase Price;

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(e)	No Claim shall be brought unless notice in writing of any such Claim, accompanied by all relevant particulars thereof specifying the nature of the breach and the amount claimed in respect thereof, has been given to the other Party(ies) within sixty (60) days from the date the claimant Party became aware of the Claim;

(f)	The Parties shall not be liable for indirect, incidental or consequential damages (such as loss of business reputation, new business opportunities or loss of value of shares);

(g)	There shall be no entitlement to recover more than once in respect of the same breach of Warranties under this Agreement; and

(h)	Claims shall exclude any amounts (i) that have been reserved against in the Accounts; (ii) of any tax savings accruing to and actually realized by a Party as a result of the circumstances giving rise to the Loss; (iii) recoverable form a third party under indemnity or insurance policy; (iv) resulting from or attributable to any legislation that is not in force on the Effective Date or any change of law, regulation, directive, requirement or administrative practice or any change in a tax rate which is not in force on the Effective Date; and (v) that would not have arisen but for an act, omission or transaction carried out after the Effective Date by Purchaser or Seller, as the case may be, or any of its representatives or successors in title.

12.4	Third Party Claims

In the event Purchaser becomes aware of any Third Party Claim constituting a breach of the Warranties, Purchaser shall:

(i)	as soon as reasonably practicable, but in no event later than thirty (30) days after the date Purchaser became aware of any Third Party Claim, provide written notice of the Third Party Claim to Sellers’ Representative;

(ii)	take such action and give such information and access to personnel, premises, chattels, documents and records (and allow to take copies or make photocopies, thereof) to Sellers ’ Representative and its professional advisers as Sellers’ Representative may reasonably request and Sellers’ Representative shall be entitled to reasonably require Purchaser or the Company to take such action and give such information and assistance in order to avoid, dispute, resist, mitigate, settle compromise, defend or appeal any claim in respect thereof or adjudication with respect thereto;

(iii)	at the request of Sellers’ Representative, allow Sellers’ Representative to take the sole conduct of such actions as Sellers’ Representative may deem reasonably appropriate in connection with any such assessment or claim in the name of Purchaser or the Company and in that connection Purchaser shall give or cause to be given to Sellers’ Representative all such assistance as Sellers’ Representative may reasonably require in avoiding, disputing, resisting, settling, compromising, defending or appealing any such claim and shall instruct such professional advisers as Sellers’ Representative may nominate to act on behalf of Purchaser of the Company, as appropriate, but to act in accordance with Sellers’ Representative sole instructions;

(iv)	not make any admission of liability, agreement or compromise with any person, body or authority in relation to the Third Party Claim, without first obtaining the consent of Sellers’ Representative;

(v)	take all commercially reasonable steps to mitigate any Loss; and

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(vi)	in any action, resist, defend, appeal or, if appropriate and consented by the Sellers’ Representative settle (in each case at Sellers’ expense, with reasonable attorneys’ fees and costs to be included in Sellers’ expense) such Third Party Claim in the best interest of Sellers.

In case a Third Party Claim arises that could lead, in Sellers’ Representative’s reasonable judgment, to a breach of the Warranties, any negotiation, dispute or litigation relating thereto with any third party shall be handled by Sellers.

In any event, Sellers shall be entitled at any stage and at its sole discretion to settle any such third party assessment or claim. Sellers shall notify Purchaser and GISA of Sellers’ decision to settle such assessment or claim.

If Sellers have made any payment to Purchaser or GISA as a settlement of any Third Party Claim and Purchaser or GISA has the right to recover from any third party any amount payable as a result of facts or circumstances forming the basis of such Third Party Claim, then Purchaser or GISA shall, upon request of Sellers’ Representative, either (a) assign that right to Sellers or, (b) if Sellers’ Representative so directs, at Sellers’ cost pursue said recovery and account to Sellers for any monies or property recovered.

13	ADDITIONAL UNDERTAKINGS

13.1	Confidentiality

The Parties undertake not to disclose or use any Confidential Information (except for purposes of consummating the Transaction) to any person or entity other than Affiliates of or advisors to the Parties unless a) required to do so by law or b) any applicable stock exchange regulations, or c) such disclosure has been consented to in writing by the other Party. The Parties shall prepare public announcements regarding the signing of this Agreement, and agree in good faith on the time and manner of the distribution thereof, subject to any mandatory stock exchange requirements.

The public announcement shall include disclosure of the material terms and conditions of the Additional Purchase Price.

13.2	Sellers’ and GISA Representative

Wherever contemplated by this Agreement, each of (i) the Private Sellers appoints Mr Pekka Eloholma and (ii) the Capman Entities appoints Mr Petri Niemi (“Capman Representative”) act, to act as their lawful representative to take any actions on Private Sellers’ or Capman Entities’ behalf, respectively, as contemplated by this Agreement, including the power and authority to confer any approvals or waivers, and it is furthermore agreed, for the avoidance of doubt, that Purchaser or GISA shall be deemed to have fulfilled their notice and other obligations, if presenting claims against Private Sellers under this Agreement, by presenting such claims to Mr Pekka Eloholma and against Capman Entities by presenting claims to Mr Petri Niemi. Wherever contemplated by this Agreement, GISA appoints the Purchaser (“GISA Representative”) to act as their lawful representative to take any actions on GISA’s behalf, respectively, as contemplated by this Agreement, including the power and authority to confer any approvals or waivers, and it is furthermore agreed, for the avoidance of doubt, that Sellers shall be deemed to have fulfilled their notice and other obligations, if presenting claims against GISA under this Agreement, by presenting such claims to Purchaser.

28(37)

13.3	Transfer Tax

Purchaser shall pay any asset transfer tax and any related fees levied on the purchase of the Shares and Stock Options. Purchaser shall, at its own expense, properly file on a timely basis all necessary transfer tax and other documentation relating to any transfer tax or other applicable tax or fee and provide Sellers evidence of payment thereof.

13.4	Expenses

Each Party shall bear its own expenses and costs relating to the execution and delivery of this Agreement and the consummation of the Transaction including the fees of any legal and financial advisors retained by it.

13.5	Release from Liability of the Directors of the Company

In the Annual General Meeting of Shareholders of the Company in the year 2006 Purchaser undertakes to grant discharge to and release the liability of the members of the Board of Directors for their administration of their duties as Board members until the Closing Date, provided that the auditors of the Company do not recommend against such discharge and release in their report. Immediately following the Closing, the Purchaser and GISA agree to hold an extraordinary shareholders meeting of the Company, and elect new members to the Board of Directors of the Company. The Institutional Sellers shall cause that the present members of the Board of Directors shall simultaneously resign from the Board of Directors of the Company.

13.6	Company Management Incentive Program

Purchaser and GISA agree to establish a Management Incentive Plan substantially in the form attached hereto as Exhibit 13.6 being effective on the Closing.

13.7	No Side Agreements with Company Management

Sellers shall not enter into agreements with any member(s) of management of the Group Companies with respect to the management or the operation of the Group Companies, provided however that the Purchaser is aware and accepts the agreement entered into between the Institutional Sellers and certain members of the management of the Company attached hereto as Schedule 13.7.

13.8	Restriction on Sale of GISA Stock

The Institutional Sellers, either acting alone, in groups or as a collective unit, shall not sell on any single trading date (“Trade Date”) of the Nasdaq National Market and the Euronext Paris Market a cumulative number of shares of GISA Stock that is greater than 500,000 shares.

The restriction set forth in this Section 13.8 shall expire and the Institutional Sellers shall be permitted to sell or otherwise dispose (without any restrictions) of the GISA Stock acquired pursuant to this Agreement (i) after twelve (12) months following the Closing Date or (ii) after the aggregate amount of the shares of GISA Stock purchased pursuant to this Agreement that are collectively held by the Institutional Sellers is less than six million (6,000,000) shares.

29(37)

13.9	Block Sales of GISA Stock by Institutional Sellers

Purchaser and GISA shall have a right of first offer in the event of any proposed sale or transfer of GISA Stock by the Institutional Sellers in a single or series of related transactions in excess of 5,000,000 shares of GISA Stock to a third party or third parties in accordance with the terms set forth in this Section 13.9. In the event of such a proposed sale or transfer, the Institutional Seller(s) shall notify Purchaser and GISA in writing, at least three (3) business days] prior to the anticipated sale. GISA shall have two (2) business days after receipt of the purchase information (including price, terms and conditions) to notify the Seller(s) in writing whether GISA wishes to exercise its right to acquire in whole or in part the shares of GISA Stock. In the event that GISA notifies the Sellers’ Representative in writing within the above two (2) business days periods, or gives a notice to Sellers’ Representative indicating that GISA shall not exercise its purchase right, the respective Seller(s) shall be entitled to offer the GISA Stock to a third party.

The restrictions set forth in this Section 13.9 shall expire and the Institutional Sellers shall be permitted to sell or otherwise dispose (without any restrictions) of the GISA Stock acquired pursuant to this Agreement (i) after twelve (12) months following the Closing Date or (ii) after the aggregate amount of the shares of GISA Stock purchased pursuant to this Agreement that are collectively held by the Institutional Sellers is less than six million (6,000,000) shares.

13.10	Liability of GISA on the Obligations of the Purchaser

GISA agrees to be fully liable for any and all obligations of the Purchaser as for its own debt (“omavelkainen takaus”) which are based on this Agreement including but not limited the obligation to pay and deliver the Purchase Price. The Sellers are entitled to present claims directly to GISA also in the event such claim is based on the obligation of the Purchaser pursuant to this Agreement and are not required to make prior claims, demands or notices to the Purchaser.

14	TERMINATION

14.1	Termination

This Agreement may be terminated before the Closing only (i) by written agreement among the Parties or (ii) by written notice of termination delivered by the Sellers’ Representative to the Purchaser and GISA, or by Purchaser or GISA to Sellers’ Representative, if the Closing conditions set forth in Section 8.2 have not been fulfilled by August 31, 2005.

14.2	Effect of Termination

In the event this Agreement is terminated as provided in this Section 14, this Agreement shall forthwith become wholly void and of no effect, and the Parties shall be released from all future obligations hereunder; provided, however, that the obligations of the Parties as to confidentiality provided in Section 13.1, and the provisions of Sections 13.4 relating to the payment of expenses, shall not be extinguished but shall survive such termination. The Parties shall have any and all remedies to enforce such obligations provided at law or in equity (including, without limitation, specific performance).

30(37)

15	MISCELLANEOUS

15.1	Additional Actions and Documents

Each of the Parties hereby agrees to take or cause to be taken such further actions to execute, deliver and file or cause to be executed, delivered and filed such further documents, and will obtain such consents as may be necessary or as may be reasonably requested in order to effectuate the purposes, terms and conditions of this Agreement and the Transaction.

15.2	Notices

All notices under this Agreement shall be in writing and shall be sent by facsimile and e-mail delivery to the Party being served at its facsimile number and e-mail address and marked to the attention of the person listed below (or to such other facsimile number, e-mail address or person as the Parties may specify subsequent to the Effective Date, by due notice as aforesaid to the other) with the fax answerback confirmation and e-mail delivery confirmation being deemed conclusive, but not exclusive, evidence of such delivery:

If to Sellers:

Capman Entities	Petri Niemi
Korkeavuorenkatu 32
00130 Helsinki
Finland

Tel. +358-9-615-5800
Facsimile +358-9-6155-8300
E-Mail: petri.niemi@capman.fi

Copy to:	Jari Sonninen
Castrén & Snellman Attorneys Ltd.
Erottajankatu 5 A/P.O. Box 233
00131 Helsinki
Finland

Tel. +358-9-228-581
Facsimile +358-9-2285-8458
E-Mail: jari.sonninen@castren.fi

Oy Knowledge Connection Ab

Timo Tiihonen
c/o Capman Plc
Korkeavuorenkatu 32
00130 Helsinki
Finland
Tel. +358-9-6155-800
Facsimile: +358-9-6155-8300
E-mail: timo.tiihonen

31(37)

Yewtree Fund Investments, Private Limited

c/o Temasek Holding 60B
Orchard Road
# 06-18 Tower 2
Singapore 238891
Singapore
Tel. +65-
Facsimile +65-
E-mail:

Finnish National Fund for Research and Development
Heikki Ojanperä
Itämerentori 2
00180 Helsinki
Finland

Tel. +358-9-618-991
Facsimile +358-9-645-072
E-Mail: heikki.ojanpera@sitra.fi

Varma Mutual Pension Insurance Company

Sakari Aaltonen
Annankatu 18
00098 VARMA
Finland
Tel. +358-10-515-13
Facsimile: +358-10-514-4752
E-mail: sakari.aaltonen@varma.fi

Sampo Life Insurance Company
Pekka Lankinen
Bulevardi 56
00120 Helsinki
Finland

Tel. +358-9-10-515-225
Facsimile: +358-10-516-0719
E-Mail: pekka.lankinen@sampo.fi

Finnish Industry Investment Ltd

Juha Marjosola
Kalevankatu 9 A
00100 Helsinki
Finland

Tel. +358-9-680-3680
Facsimile: +358-9-612-1680
E-mail: juha.marjosola@teollisuussijoitus.fi

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Private Persons	Pekka Eloholma
Kavallintie 2 D
02700 Kauniainen
Finland
Tel. +358-9-89-411
Facsimile: +358 9 891 887
E-mail: pekka.eloholma@setec.com

If to Purchaser:	Gemplus Nordic Oy
Ulf-Henrik Kull
c/o Roschier Holmberg, Attorneys Ltd
Keskuskatu 7A
00100 Helsinki
Finland

Tel. +358-20-506-6000
Facsimile +358-20-506-6100
E-Mail: ulf-henrik.kull@roschier.com

If to GISA	Gemplus International S.A.
General Counsel
46A, Avenue JF Kennedy
L-1855 Luxembourg
Luxembourg

Tel. +352-2-6005-226
Facsimile: +352-2-6005-832
E-Mail: Stephen.Juge@gemplus.com

The date of delivery shall be deemed to be date on which the notice was transmitted.

Each Party shall notify the other Party of any change of address in accordance with this section.

15.3	Non-Assignment

This Agreement may not be assigned or otherwise transferred in whole or in part by any Party, without the prior written consent of the other Party.

15.4	Headings

The headings of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

15.5	No Waiver

Except as expressly provided herein, the failure or delay by either Party in exercising any right or remedy shall not constitute a waiver of such right or remedy. No waiver of any term or condition of this Agreement or of any right or remedy arising in connection herewith shall constitute a continuing waiver or a waiver of any right or remedy relating to a subsequent breach of such provision or of any other right or remedy hereunder.

33(37)

15.6	Severable Provisions

If any part of this Agreement is determined to be invalid or unenforceable, such determination shall not invalidate any other provision of this Agreement; however, the Parties shall attempt, through negotiations in good faith, to replace any such invalid or unenforceable part of the Agreement with a comparable provision that is enforceable and valid. The failure of the Parties to reach an agreement on such a replacement provision shall not affect the validity of the remaining provisions of this Agreement.

15.7	Reference to Statutory Provisions

A reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment, re-enactment or modification made after the date of this Agreement would increase or alter the liability of Sellers or Purchaser under this Agreement.

15.8	Entire Agreement

This Agreement constitutes the entire agreement and understanding among the Parties pertaining to its subject matter, and supersedes all prior agreements, understandings, undertakings, negotiations and discussions of the Parties. Neither Party has relied upon any information relating to the value of any securities to be delivered hereunder except as expressly set forth herein and publicly disclosed financial information regarding GISA or the Company, respectively.

15.9	Amendments

No amendment, waiver or termination of this Agreement shall be binding unless executed and delivered in writing and signed by an authorized representative of each of the Parties.

15.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Finland.

15.11	Settlement of Disputes

a) In the event of any dispute(s) or claim(s) arising out of or relating to any provision of this Agreement or breach thereof, the Parties shall endeavor to settle those conflicts amicably among themselves in good faith. In the event the Parties are unable to agree on a mutually acceptable resolution to a dispute after a reasonable period of good faith negotiations which however do not exceed two months, the Parties shall submit the matter in dispute for final settlement by arbitration under the rules of the Arbitration Institute of Stockholm Chamber of Commerce by three (3) arbitrators appointed in accordance with its rules. For the purposes of this Section 15.11, the Private Sellers shall be treated as one party and represented by Private Persons’ Representative, as contemplated by Section 13.2 above. The arbitration shall be held in Stockholm in the English language. Any judgment issued by the Arbitrators against a Party shall include payment by the non-prevailing Party of the prevailing Party’s attorneys’ fees and costs, and shall be enforceable against the non-prevailing Party in the court of such Party’s domicile country (without prejudice to enforcement in any other jurisdiction).

Either Party, before or during any legal proceedings, may apply to a court having jurisdiction for a temporary restraining order or preliminary injunction where such relief is necessary to protect its interests, pending completion of the legal proceedings.

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b) In the event that the Parties are not able to agree upon the amount by which the Termination or Equivalent Event will reduce the Effective Date Order Backlog as referred to in Section 5.2.1 c) above, or the Parties are not able to agree upon the amount of the December 2005 Backlog, as referred to in Section 5.2.1 d), the respective disputes will be submitted to be resolved in an expedited arbitration proceeding under the rules of the Arbitration Institute of Stockholm Chamber of Commerce by one (1) arbitrator appointed in accordance with its rules in English language without the Parties being required to conduct negotiations to resolve the dispute(s). The Parties agree to instruct the arbitrator to handle the matter without any delays in a manner that the arbitral award can be given within three (3) months from the date the arbitrator is appointed. The Parties agree to use all reasonable efforts in order to enable the arbitrator to give the award within the above time.

This Agreement has been made and executed in fifteen (15) counterparts, one (1) together for the Private Shareholders and one (1) for each other Party.

Helsinki, April 22, 2005

Capman Equity VII A L.P.

/s/

Jari Sonninen by proxy

Capman Equity VII C L.P.

/s/

Jari Sonninen by proxy

Capman Equity Sweden KB

/s/

Jari Sonninen by proxy

Swedestart Tech KB

/s/

Jari Sonninen by proxy

Maneq Fund 2004 Ky

/s/

Jari Sonninen by proxy

35(37)

Maneq 2004 AB

/s/

Jari Sonninen by proxy

Oy Knowledge Connection Ab

/s/

Jari Sonninen by proxy

Yewtree Fund Investments, Private Limited

/s/

Jari Sonninen by proxy

Finnish National Fund for Research and Development (Sitra)

/s/

Heikki Ojanperä

Varma Mutual Pension Insurance Company

/s/

Jari Sonninen by proxy

Sampo Life Insurance Company

/s/

Jari Sonninen by proxy

Finnish Industry Investment Ltd.

/s/

Jarkko Viheriävaara by proxy

36(37)

Pekka Eloholma on his own behalf and by proxy on behalf of

Tom Ahlers

Lauri Pesonen

Jarmo Rouhiainen

Tommi Nordberg

Mangus Segercrantz

Antti Metsäranta

Reijo Nikula

Jyrki Nurmi

Fred Granberg

Tapio Vailahti

Jukka Virtamo

Tuovi Henttu

Liisa Varjokallio

Tuula Wäyrynen

Jukka Yliuntinen

/s/

Gemplus Nordic Oy, under formation

/s/

Jean-Francois Schreiber
Chairman

Gemplus International S.A.

/s/

Jean-Francois Schreiber by proxy

37(37)